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                               January 19, 2021

       Arnaud Massenet
       Chief Executive Officer
       Aurora Acquisition Corp.
       20 North Audley Street
       London W1K 6LX, United Kingdom

                                                        Re: Aurora Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
23, 2020
                                                            CIK No. 0001835856

       Dear Mr. Massenet:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted December 23, 2020

       Summary Financial Data, page 31

   1.                                                   Please revise the
introductory paragraph to clarify that    as adjusted    gives effect to the
                                                        sale of the units
offered by this prospectus and the private placement warrants and the application of the
estimated net proceeds derived from the sale of such securities.
       Because we are incorporated under the laws of the Cayman Islands, page
62

   2. Please file as an exhibit the consent of counsel mentioned in the last paragraph on page 62 and in the last
paragraph on page 137.
 Arnaud Massenet
FirstName  LastNameArnaud Massenet
Aurora Acquisition Corp.
Comapany
January 19,NameAurora
            2021       Acquisition Corp.
January
Page 2 19, 2021 Page 2
FirstName LastName
Dilution, page 72

3. Please revise to also disclose the numerator and denominator for the pro forma net tangible book value per share calculation assuming the underwriters over-allotment option is exercised in full.
Principal Shareholders, page 119

4. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by Novator Capital Sponsor Ltd.
Legal Matters, page 163

5. Please file as an exhibit an opinion of counsel regarding the validity of the securities offered in this prospectus with respect to the ordinary shares and matters of Cayman
         Islands law, or please explain why you are not required to do so. Signatures, page S-1

6. Please revise the signature page to include the name of the registrant, the signatures of a majority of your board of directors, and the signature of your authorized representative in the United States.
        You may contact SiSi Cheng, Staff Accountant, at 202-551-5004 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Steven G. Canner